Exhibit 99.1

Harry Winston Diamond Corporation Announces Third Quarter Fiscal 2010 Results

TORONTO, CANADA (December 9, 2009) – Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the “Company”) today reported third quarter results for the period ended October 31, 2009. Results were impacted by the planned temporary closure of the Diavik Diamond Mine leading to only a single diamond sale in the quarter. The Company recorded a consolidated net loss of $0.2 million or $nil per share for the third quarter, compared to net earnings of $71.9 million or $1.17 per share in the third quarter of the prior year and compared to a net loss of $24.5 million or $0.32 per share in the second quarter of the current year. Included in consolidated net earnings for the prior year was a net foreign exchange gain of $49.0 million or $0.80 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $1.6 million or $0.02 per share in the current quarter.

Robert Gannicott, Chairman and Chief Executive Officer commented: “We are very pleased to see a solid reversal in the negative trends that have characterized the previous quarters. Diavik production is set to increase, rough diamond prices continue to rise, and retail sales have seen substantial improvement, led by the Far East, including Japan. If US recovery takes hold it will inevitably produce incremental demand for diamond products”.

Consolidated sales were $74.8 million for the quarter compared to $148.6 million for the comparable quarter of the prior year, resulting in a 62% decrease in gross margin and a loss from operations of $4.9 million.

The mining segment recorded sales of $20.8 million, a 77% decrease from $90.7 million in the comparable quarter of the prior year. The decrease in sales resulted from a combination of a 75% decrease in volume of carats sold in the third quarter and a 9% decrease in rough diamond prices. Rough diamond production for the calendar quarter was 0.3 million carats compared to 0.9 million carats in the comparable calendar quarter of the prior year. The decrease in production was due to the planned six-week shutdown from July 14, 2009 to August 24, 2009. The Company held one rough diamond sale in the third quarter compared to three in the comparable quarter of the prior year. Loss from operations for the quarter was $4.5 million compared to earnings from operations of $47.0 million for the comparable quarter of the prior year.

The retail segment recorded a 7% decrease in sales to $54.0 million compared to the third quarter of the prior year. However, the loss from operations decreased significantly to $0.5 million from a loss of $4.0 million as retail gross margins for the quarter improved to 53.9% compared to 46.4% in the comparable quarter of the prior year.

Third Quarter Fiscal 2010 Financial Highlights
(US$ in millions except Earnings per Share amounts)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Oct 31, 2009	Oct 31, 2008	Oct 31, 2009	Oct 31, 2008
Sales	74.8	148.6	279.2	490.8
Earnings from operations (loss)	(4.9)	42.9	(18.9)	156.0
Net earnings (loss)	(0.2)	71.9	(69.8)	143.1
Earnings (loss) per share	$0.00	$1.17	($0.95)	$2.35

Conference Call and Webcast

Beginning at 4:00PM (EST) on Wednesday, December 9, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 800-259-0251 within North America or 617-614-3671 from international locations and entering passcode 56737625.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available starting the same day at 7:00PM (EST) through Wednesday, December 16, 2009, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 89482489.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).

The Company’s retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com .

Kelley Stamm, Manager, Investor Relations – (416) 362-2237 ext 223 or kstamm@harrywinston.com